05013497

01CF
3628

SHEARMAN & STERLING LLP
Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES | 75008 PARIS

WWW.SHEARMAN.COM | T +33 1.53.89.70.00 | F +33.1.53.89.70.70 | TOQUE J006

December 13, 2005

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 14 2005
WASH, D.C. 156

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated November 10, 2005 announcing ~~AGF's~~ 2005 third quarter results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji / PH.

Sami L. Toutounji

PROCESSED
DEC 28 2005
THOMSON
FINANCIAL

3

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

12/28

Paris, 10 November 2005

PRESS RELEASE

Q3 TOTAL REVENUE UP 7.0% AT €4.1BN

FOLLOWING A VERY UPBEAT Q2 2005 (UP 7.9%), AGF CONTINUED TO POST PROFITABLE GROWTH

- **VERY GOOD PERFORMANCE IN LIFE AND FINANCIAL SERVICES**
  - **Individual Life: up 24% in Q3**
    Outperformed French market again by significant margin
    Unit-linked sales continued to grow: 38% of inflows
  - **Total savings inflows*: up 40% over first 9 months of the year**
    Growth in inflows from individuals into financial products

- **CONTINUED CONSERVATIVE DEVELOPMENT IN HEALTH (up 1% over 9 mos.) & GROUP (down 2.6% over 9 mos.)**

- **SELECTIVE GROWTH IN PROPERTY & CASUALTY (down 1.3%): Growth in Independent Professionals / SMEs and stabilisation in auto portfolios offset decline in Large Accounts**

- **CONTINUED GROWTH IN LIFE & HEALTH IN BELGIUM (up 10%) AND SPAIN (+7%)**

- **CONTINUED ROBUST GROWTH IN CREDIT INSURANCE (up 6.1%) AND ASSISTANCE (up 5.9%)**

- **TOTAL REVENUE UP 4.3% OVER FIRST 9 MONTHS AT €13.4BN**

* *Total savings inflows consist of premium income from individual life insurance, excluding inflows to investment contracts, plus net inflows to financial products (mutual funds, "innovation" funds, etc.).*

HIGHLIGHTS:
Further rapid growth in Q3 2005 (total revenue up 7.0%)

Following **a very upbeat Q2**, when business growth accelerated to 7.9%, **AGF again posted vigorous growth in Q3 2005, with total revenue up 7.0%**. In particular, the **Life & Financial Services** division **performed very well**, business continued to **grow in Belgium and Spain**, while **Credit Insurance** and **Assistance continued to expand regularly**. The Heath & Group and Property & Casualty businesses saw growth as well, in line with targets. **Together, these good performances illustrate the Group's ability to carry out its strategy of profitable growth and to achieve the ambitious goals it has set for itself.**

CONSOLIDATED REVENUE FOR THE FIRST NINE MONTHS OF 2005

in millions of euros	Q3 2005	Q3 2004	% chg.	9-mos. 2005	9-mos. 2004[(b)]	% chg.	% proforma and at const. FX[(c)]
France	**2,357**	**2,196**	7.3%	**7,685**	**7,312**	*5.1%*	**2.8%**
Life & health[(a)]	1,455	1,280	13.7%	*4,539*	*4,052*	*12.0%*	*7.6%*
Property & casualty	902	916	-1.6%	*3,146*	*3,260*	*-3.5%*	*-3.5%*
Outside France	**1,024**	**972**	**5.3%**	**3,481**	**3,492**	***-0.3%***	**-0.5%**
Life & health[(a)]	378	356	6.1%	*1,229*	*1,286*	*-4.5%*	*-4.3%*
Property & casualty	646	616	4.9%	*2,252*	*2,206*	*2.1%*	*1.7%*
Assistance	**157**	**148**	**5.9%**	**452**	**421**	*7.1%*	**6.7%**
Credit insurance	**468**	**441**	**6.1%**	**1,503**	**1,395**	*7.7%*	**7.2%**
Consolidated premium income	**4,005**	**3,758**	**6.6%**	**13,120**	**12,620**	***4.0%***	**2.5%**
Banking & financial activities (France and Int'l)	**70**	**65**	**7.8%**	**197**	**162**	***21.8%***	**21.8%**
Other activities	**21**	**7**	**n.s.**	**37**	**23**	***63.6%***	**63.6%**
Total revenue	**4,096**	**3,830**	**7.0%**	**13,354**	**12,805**	***4.3%***	**2.8%**

Notes:
a. *Premium income from life & health insurance includes individual and group life policies, plus all health insurance, i.e. all individual and group bodily injury policies.*
b. *9-mos. 2004 premium income is shown on an IFRS basis (see page 11), calculated according to the same methodology as that used for 9-mos. 2005.*
c. *9-mos. 2005 premium income was calculated at the exchange rates prevailing in 9-mos. 2004, and the proforma treatment consisted in comparing 9-mos. 2005 premium income to that of 9-mos. 2004 using the scope of consolidation and IFRS standards applied in 2005.*

The impact of applying IFRS is presented in conversion tables on pages 10 & 11.

I FRANCE

AGF has once again posted a very good quarter in France. Following stepped-up growth in Q2 (7.8%), the Group maintained this pace, with premium income rising **7.3% in Q3 2005 to €2,357mn.** Over the first nine months of the year, premium income advanced by 5.1% to €7,685mn. This favourable performance, comparable to that of Q2, derived from the following trends:

- The **Life & Financial Services** division saw **vigorous growth** in its businesses. Q3 2005 was the **fourth consecutive quarter of double-digit growth in life insurance revenue.** In addition, total savings inflows were up sharply over the nine-month period (40%) with very encouraging growth in the sales of financial products to individuals. All networks contributed to this healthy performance.
- The **Health and Group** division posted the combined effect of **conservative growth** of its business, against an evolving regulatory background, and the **full impact of underwriting measures** implemented in 2004.
- The **Tied Agents / Non-life Brokerage** division saw business **trends in line with targets.** Individual auto portfolios stabilised, and growth in Independent Professionals / SMEs offset the decline in Large Account risks. With selective growth recovering in this way, **Q3 premium income contracted by only 1.3% vs. a 4.0% decline in H1.**

In accordance with the way the Group is organised in France, premium income broke down as follows:

in millions of euros	Q3 2005	Q3 2004	% change	9-mos. 2005	9-mos. 2004	% change
Insurance						
Individual life	926	745	*24.3%*	2 934	2 431	*20.7%*
Health & Group	564	573	*-1.6%*	1 700	1 728	*-1.6%*
Property & casualty excl. group insurance	867	878	*-1.3%*	3 051	3 153	*-3.3%*
Total	**2 357**	**2 196**	***7.3%***	**7 685**	**7 312**	***5.1%***

I.1 Individual Life and Financial Services[1]

In Individual Life and Financial Services, **total savings inflows[2] over the first three quarters of 2005 totalled €6.3bn, up sharply compared with the year-earlier period (up €1.8bn, or 40%).** Total revenue from Life and Financial Services continued to post robust growth:

- €3.0bn in inflows came from **individuals** (up **21%**). Of this amount, 70% derived from AGF networks (AGF FinanceConseil, W Finance, tied agents) and 30% from independent networks (Brokerage, Partnerships, AVIP, ASAC);
- €3.4bn in inflows came from **institutions and corporate entities,** up €1.3bn from 2004 (up **62%**). This growth resulted from strong inflows into long-term assets, in particular diversified, equity-oriented and alternative funds.

Premium income from **Individual Life** saw a robust increase of 24% in Q3 2005, lifting **cumulative growth since the start of the year to 21%.** This very good performance resulted from continued growth in **AGF Networks (up 9%** in Q3 and over the nine months) and from **Independent Networks,** where business growth remained strong. (**up 80%** over Q3 and 63% over nine months). Inflows to **unit-linked** contracts continued to rise sharply over the first nine months of 2005 and represented **38%** of the total in Individual Life, including 6% in short-term vehicles.

[1] given their nature, ASAC-FAPES contracts were reclassified from group pension to individual life
[2] life insurance revenues plus net inflows to financial products

in millions of euros	Q3 2005	Q3 2004	% change	9-mos. 2005	9-mos. 2004	% change
Individual life insurance (premium income)	**926**	**745**	***24,3%***	**2 934**	**2 431**	***20.7%***
AGF networks	629	578	*8.8%*	2 055	1 891	*8.7%*
Independents	298	166	*79,5%*	879	540	*62.6%*
Net banking income (*France*)	**59**	**52**	***13.5%***	**171**	**137**	***24.8%***

I.2 Health & Group

Premium income broke down as follows:

in millions of euros	Q3 2005	Q3 2004	% change	9-mos. 2005	9-mos. 2004	% change
Health & Group	**564**	**573**	***-1.6%***	**1 700**	**1 728**	**-1,6%**
Individual health	129	128	*0.8%*	392	388	0,9%
Individual bodily injury	24	25	*-4.0%*	83	82	1,5%
Individual health and bodily injury	**153**	**153**	***0.0%***	**475**	**470**	***1,0%***
Group health and bodily injury	181	190	*-4.7%*	545	554	-1,6%
Group pension and income protection	229	230	*-0.4%*	680	704	-3,4%
Group insurance	**410**	**420**	***-2.4%***	**1 225**	**1 258**	**-2,6%**

I.2.1 Individual health and bodily injury:

Premium income from individual health and bodily injury remained stable in Q3 at €153mn. The **individual health business posted slight growth of 0.8% owing to efforts to relaunch new production.** Promotional activities targeted at seniors continued to underpin the business.

I.2.2 Group insurance:

Group insurance continued to show the effects of **stricter underwriting policy implemented in 2004 in group health**. **Growth in borrower's insurance** was not enough to offset this. Premium income declined by 2.4% in Q3 to €410mn.

I.3 Property & casualty (excl. group insurance)

The trends observed during the third quarter of 2005 were relatively comparable to those of the first half of the year:

- **Independent Professionals / SMEs were the fastest-growing segment**. Benefiting from a favourable rate environment, AGF is growing here through both brokers and tied agents.
- In **individual risks, the balance of inflows and outflows to the auto portfolios was, for the most part, stable.** New sales policies caused the average premium to decline slightly, however. In comprehensive homeowners' insurance, premium income rose because rates were indexed on property market indices. **These trends are in line with the targets the Group had set for itself.**
- The **Large Account** business **has seen premium income contract for several quarters now as a result of the Group's policy for maintaining profitability**. However, this segment represents only **3% of premiums net of reinsurance**.

As a result, Q3 premium income contracted slightly again, by 1.3%. Owing to strong growth in the Independent Professionals and SME segment, however, **this was less than the H1 decline of 4.0%.**

These trends were reflected in the performance of the various distribution networks:
- The **Tied Agents** showed the combined effect of **stabilisation in the auto portfolios** and expansion in the **Independent Professionals / SME** segment;
- The **Brokerage** channel showed the combined effect of **rapid growth in corporate risks** and **contraction in large account risks.**

Premium income broke down as follows:

in millions of euros	Q3 2005	Q3 2004	% change	9-mos. 2005	9-mos. 2004	% change
Property & casualty (excl. group)	**867**	**878**	**-1.3%**	**3,051**	**3,153**	**-3.3%**
Tied agents	551	536	2.8%	1,779	1,764	*0.9%*
Brokerage	289	318	-9.1%	1,187	1,293	*-8.2%*
Assurances Fédérales	18	17	5.9%	52	46	*13.0%*
Legal protection	7	6	16.7%	22	19	*15.8%*
Partnerships	2	2	0.0%	13	14	*-7.1%*
Other	-1	-1	0.0%	-1	17	*n.s.*

II INTERNATIONAL

Outside France, AGF's **businesses also maintained robust growth in Q3, with premium income rising 5.3% to €1,024mn, following on from a very good Q2 (up 7.8%).** This advance came about because business continued to **expand in Belgium and Spain** and posted strong growth in **South America**. Over the first nine months of the year, premium income totalled €3,481mn.

II.1 EUROPE outside France:

In the rest of Europe, **growth in Belgium and Spain offset contraction in the Netherlands.** Premium income in Q3 was virtually stable (up 0.1%). Over the first nine months of the year, it totalled €2,690mn.

II.1.1 Belgium:

Belgian activities continued to **post very steady growth. Q3** premium income rose **7.6% to €209mn, representing the seventh consecutive quarter of growth in excess of 5%.** Growth in **Life** insurance remained vigorous, both in capital accumulation products for individuals and in group life. Therefore life & health premium income increased **by 10.1%. Property & Casualty** insurance saw a significant recovery in Q3; premium income advanced by **2.7%, as growth in Individual risks** more than offset the downward pressure on rates in the Large Accounts segment.

II.1.2 Netherlands:

Premium income generated by Dutch entities in Q3 totalled **€287mn, down 9.6%.** Business continued to be negatively impacted by **the closure of an insufficiently-profitable contract to new subscriptions and by the sale of the ex-Zwolsche heath insurance portfolio**. As a result, premium income from life & health insurance was down 13.7%. Premium income from non-life insurance,

suffering the effects of **downward pressure on rates**, in particular in **fire insurance**, contracted by 7.5%.

II.1.3 Spain:

Spanish business continued to **grow vigorously in Q3, adding 7.1% to €249mn** following a 4.5% advance in Q2. In **non-life insurance, all segments posted growth**, in corporate and individual lines alike, with continued strong growth in auto fleets. In all, premium income in Q3 was up **7.2% at €196mn**. In **life insurance, both the individual and group segments rose**: overall, premium income from life & health insurance was **up 6.5% at €52mn**.

II.2 SOUTH AMERICA:

Premium income in South America posted **growth of 25.7% in Q3 and totalled €192mn.** This growth was underpinned in particular by the **Brazilian** business, which surged **46.3% to €107mn.** Specifically, auto insurance benefited from enhanced policyholder loyalty and from a significant increase in new business. Business also grew in Colombia and Argentina.

III ASSISTANCE

Premium income generated by Mondial Assistance in **Q3 stood at €157mn,** up **5.9%.** The Group is **growing rapidly in travel insurance**, as the world tourism market continued to be buoyant. The United States, Spain, Germany, and Portugal are the regions experiencing the highest growth rates. In addition, **online sales of travel insurance continued to post strong growth**.

IV CREDIT INSURANCE

Business development in the Euler Hermes Group continued to **expand apace in Q3 2005, after a robust H1**. Premium income was €468mn, up **6.1%,** driven by business growth not only in the euro zone (up **8.8% in Germany**) and the **United States (up 20.2%)**, but also by **successful business development** efforts in new markets **(up 39%).**

Premium income by geographical region broke down as follows:

in millions of euros of premiums written	Q3 2005	Q3 2004	% change	9-mos. 2005	9-mos. 2004	% change
Germany	211	194	*8.8%*	672	616	*9.1%*
France	86	84	*3.0%*	278	269	*3.5%*
Italy	49	49	*0.0%*	160	157	*2.4%*
United Kingdom	45	46	*-2.2%*	140	144	*-2.8%*
United States	40	34	*20.2%*	128	108	*19.3%*
Belgium / Netherlands	29	29	*0.0%*	94	86	*9.9%*
Spain	2	3	*-24.1%*	16	8	*105.1%*
Other countries	5	4	*11.9%*	14	9	*48.9%*
Total	**468**	**441**	***6.1%***	**1503**	**1395**	***7.7%***

Breakdown of Q3 2005 premium income by country

in millions of euros	Q3 2005	Q3 2004 IFRS	% chg. IFRS	% chg. proforma and at const. FX
France	**2,356.4**	**2,196.5**	**7.3%**	**4.4%**
Life & health	*1,454.4*	*1,280.1*	*13.6%*	*8.6%*
Property & casualty	*902.0*	*916.4*	*-1.6%*	*-1.6%*
Belgium	**208.6**	**193.9**	**7.6%**	**7.6%**
Life & health	*140.0*	*127.1*	*10.1%*	*10.1%*
Property & casualty	*68.6*	*66.8*	*2.7%*	*2.7%*
Netherlands	**287.4**	**318.0**	**-9.6%**	**-8.3%**
Life & health	*95.3*	*110.4*	*-13.7%*	*-9.9%*
Property & casualty	*192.1*	*207.6*	*-7.5%*	*-7.5%*
Spain	**248.6**	**232.2**	**7.1%**	**7.1%**
Life & health	*52.4*	*49.2*	*6.5%*	*6.5%*
Property & casualty	*196.2*	*183.0*	*7.2%*	*7.2%*
Rest of Europe	**7.4**	**6.9**	**7.2%**	**8.7%**
Life & health	*7.4*	*6.8*	*8.8%*	*10.3%*
Property & casualty	*0.0*	*0.1*	na	na
TOTAL Europe excl. France	**752.0**	**751.0**	**0.1%**	**0.8%**
Life & health	*295.1*	*293.5*	*0.5%*	*2.2%*
Property & casualty	*456.9*	*457.5*	*-0.1%*	*-0.1%*
Argentina	**13.4**	**10.5**	**27.6%**	**22.9%**
Life & health	*0.0*	*-0.2*	na	na
Property & casualty	*13.4*	*10.7*	*25.2%*	*20.6%*
Chile	**0.0**	**0.0**	**ns**	**ns**
Life & health	*0.0*	*0.0*	na	na
Property & casualty	*0.0*	*0.0*	na	na
Brazil	**107.1**	**73.2**	**46.3%**	**16.1%**
Life & health	*25.4*	*17.1*	*48.5%*	*18.7%*
Property & casualty	*81.7*	*56.1*	*45.6%*	*15.3%*
Venezuela	**21.5**	**22.4**	**-4.0%**	**7.6%**
Life & health	*5.2*	*5.0*	*4.0%*	*16.0%*
Property & casualty	*16.3*	*17.4*	*-6.3%*	*5.2%*
Colombia	**50.3**	**46.9**	**7.2%**	**-5.8%**
Life & health	*16.5*	*12.9*	*27.9%*	*12.4%*
Property & casualty	*33.8*	*34.0*	*-0.6%*	*-12.6%*
TOTAL South America	**192.3**	**153.0**	**25.7%**	**8.6%**
Life & health	*47.1*	*34.8*	*35.3%*	*16.7%*
Property & casualty	*145.2*	*118.2*	*22.8%*	*6.3%*
Other countries	**79.2**	**68.2**	**16.1%**	**15.1%**
Life & health	*35.2*	*27.8*	*26.6%*	*24.8%*
Property & casualty	*44.0*	*40.4*	*8.9%*	*8.4%*
Total excl. France	**1,023.5**	**972.2**	**5.3%**	**3.0%**
Life & health	*377.4*	*356.1*	*6.0%*	*5.4%*
Property & casualty	*646.1*	*616.1*	*4.9%*	*1.7%*
Total premium income	**3,379.9**	**3,168.7**	**6.7%**	**4.0%**
Life & health	*1,831.8*	*1,636.2*	*12.0%*	*7.9%*
Property & casualty	*1,548.1*	*1,532.5*	*1.0%*	*-0.3%*
Assistance	**156.8**	**148.0**	**5.9%**	**5.1%**
Credit insurance	**467.9**	**440.7**	**6.1%**	**5.0%**
Consolidated insurance revenue	**4,004.6**	**3,757.4**	**6.6%**	**4.2%**
Banking activities (France & Int'l)	**70.2**	**65.1**	**7.8%**	**7.8%**
Other businesses	**21.7**	**7.4**	**n.s.**	**n.s.**
Total revenue	**4,096.5**	**3,829.9**	**7.0%**	**4.6%**

Breakdown of 9-mos. 2005 premium income by country

in millions of euros	9-mos. 2005	9-mos. 2004 IFRS	% chg. IFRS	% chg. proforma and at const. FX
France	**7,684.5**	**7,312.2**	**5.1%**	**2.8%**
Life & health	*4,538.7*	*4,051.8*	*12.0%*	*7.6%*
Property & casualty	*3,145.8*	*3,260.4*	*-3.5%*	*-3.5%*
Belgium	**706.6**	**627.2**	**12.7%**	**12.7%**
Life & health	*461.3*	*376.2*	*22.6%*	*22.6%*
Property & casualty	*245.3*	*251.0*	*-2.3%*	*-2.3%*
Netherlands	**1,042.6**	**1,197.0**	**-12.9%**	**-11.8%**
Life & health	*306.6*	*421.2*	*-27.2%*	*-24.5%*
Property & casualty	*736.0*	*775.8*	*-5.1%*	*-5.1%*
Spain	**918.9**	**941.8**	**-2.4%**	**-2.4%**
Life & health	*212.7*	*275.9*	*-22.9%*	*-22.9%*
Property & casualty	*706.2*	*665.9*	*6.1%*	*6.1%*
Rest of Europe	**21.4**	**19.6**	**9.2%**	**10.7%**
Life & health	*21.4*	*20.5*	*4.4%*	*5.9%*
Property & casualty	*0.0*	*-0.9*	na	na
TOTAL Europe excl. France	**2,689.5**	**2,785.6**	**-3.4%**	**-2.9%**
Life & health	*1,002.0*	*1,093.8*	*-8.4%*	*-7.1%*
Property & casualty	*1,687.5*	*1,691.8*	*-0.3%*	*-0.3%*
Argentina	**39.3**	**37.2**	**5.6%**	**7.0%**
Life & health	*0.0*	*0.1*	na	na
Property & casualty	*39.3*	*37.1*	*5.9%*	*7.3%*
Chile	**0.0**	**27.6**	**na**	**na**
Life & health	*0.0*	*0.0*	na	na
Property & casualty	*0.0*	*27.6*	na	na
Brazil	**295.6**	**220.9**	**33.8%**	**13.9%**
Life & health	*65.2*	*53.4*	*22.1%*	*3.9%*
Property & casualty	*230.4*	*167.5*	*37.6%*	*17.0%*
Venezuela	**56.3**	**60.1**	**-6.3%**	**7.3%**
Life & health	*14.8*	*14.7*	*0.7%*	*15.0%*
Property & casualty	*41.5*	*45.4*	*-8.6%*	*4.8%*
Colombia	**135.4**	**120.2**	**12.6%**	**0.9%**
Life & health	*45.1*	*37.5*	*20.3%*	*7.4%*
Property & casualty	*90.3*	*82.7*	*9.2%*	*-2.1%*
TOTAL South America	**526.6**	**466.0**	**13.0%**	**8.8%**
Life & health	*125.1*	*105.7*	*18.4%*	*6.6%*
Property & casualty	*401.5*	*360.3*	*11.4%*	*9.5%*
Other countries	**265.0**	**240.0**	**10.4%**	**10.5%**
Life & health	*101.6*	*86.6*	*17.3%*	*17.4%*
Property & casualty	*163.4*	*153.4*	*6.5%*	*6.6%*
Total excl. France	**3,481.1**	**3,491.6**	**-0.3%**	**-0.5%**
Life & health	*1,228.7*	*1,286.1*	*-4.5%*	*-4.3%*
Property & casualty	*2,252.4*	*2,205.5*	*2.1%*	*1.7%*
Total premium income	**11,165.6**	**10,803.8**	**3.3%**	**1.7%**
Life & health	*5,767.4*	*5,337.9*	*8.0%*	*4.8%*
Property & casualty	*5,398.2*	*5,465.9*	*-1.2%*	*-1.4%*
Assistance	**451.5**	**421.4**	**7.1%**	**6.7%**
Credit insurance	**1,502.5**	**1,395.0**	**7.7%**	**7.2%**
Consolidated insurance revenue	**13,119.6**	**12,620.2**	**4.0%**	**2.5%**
Banking activities (France & Int'l)	**197.4**	**162.1**	**21.8%**	**21.8%**
Other businesses	**37.3**	**22.8**	**63.6%**	**63.6%**
Total revenue	**13,354.3**	**12,805.1**	**4.3%**	**2.8%**

For more financial, strategic and institutional information on the AGF Group, visit our web site at http://www.agf.fr

Impact of conversion to IFRS

in millions of euros	9-mos. 2004 Unadjusted	Change	9-mos. 2004 IFRS
France	**7,315.9**	**-3.7**	**7,312.2**
Life & health	*4,052.6*	*-0.8*	*4,051.8*
Property & casualty	*3,263.3*	*-2.9*	*3,260.4*
Belgium	**702.5**	**-75.3**	**627.2**
Life & health	*451.5*	*-75.3*	*376.2*
Property & casualty	*251.0*	*0.0*	*251.0*
Netherlands	**1,197.0**	**0.0**	**1,197.0**
Life & health	*421.2*	*0.0*	*421.2*
Property & casualty	*775.8*	*0.0*	*775.8*
Spain	**941.8**	**0.0**	**941.8**
Life & health	*275.9*	*0.0*	*275.9*
Property & casualty	*665.9*	*0.0*	*665.9*
Rest of Europe	**19.2**	**0.4**	**19.6**
Life & health	*20.1*	*0.4*	*20.5*
Property & casualty	*-0.9*	*0.0*	*-0.9*
TOTAL Europe excl. France	**2,860.5**	**-74.9**	**2,785.6**
Life & health	*1,168.7*	*-74.9*	*1,093.8*
Property & casualty	*1,691.8*	*0.0*	*1,691.8*
Argentina	**36.5**	**0.7**	**37.2**
Life & health	*0.1*	*0.0*	*0.1*
Property & casualty	*36.4*	*0.7*	*37.1*
Chile	**27.6**	**0.0**	**27.6**
Life & health	*0.0*	*0.0*	*0.0*
Property & casualty	*27.6*	*0.0*	*27.6*
Brazil	**226.0**	**-5.1**	**220.9**
Life & health	*54.6*	*-1.2*	*53.4*
Property & casualty	*171.4*	*-3.9*	*167.5*
Venezuela	**58.5**	**1.6**	**60.1**
Life & health	*14.3*	*0.4*	*14.7*
Property & casualty	*44.2*	*1.2*	*45.4*
Colombia	**139.3**	**-19.1**	**120.2**
Life & health	*54.5*	*-17.0*	*37.5*
Property & casualty	*84.8*	*-2.1*	*82.7*
TOTAL South America	**487.9**	**-21.9**	**466.0**
Life & health	*123.5*	*-17.8*	*105.7*
Property & casualty	*364.4*	*-4.1*	*360.3*
Other countries	**239.6**	**0.4**	**240.0**
Life & health	*86.4*	*0.2*	*86.6*
Property & casualty	*153.2*	*0.2*	*153.4*
Total excl. France	**3,588.0**	**-96.4**	**3,491.6**
Life & health	*1,378.6*	*-92.5*	*1,286.1*
Property & casualty	*2,209.4*	*-3.9*	*2,205.5*
Total premium income	**10,903.9**	**-100.1**	**10,803.8**
Life & health	*5,431.2*	*-93.3*	*5,337.9*
Property & casualty	*5,472.7*	*-6.8*	*5,465.9*
Assistance	**421.4**	**0.0**	**421.4**
Credit insurance	**1,391.1**	**3.9**	**1,395.0**
Consolidated insurance revenue	**12,716.4**	**-96.2**	**12,620.2**
Banking activities (France & Int'l)	**407.0**	**-244.9**	**162.1**
Other businesses	**22.8**	**0.0**	**22.8**
Total revenue	**13,146.2**	**-341.1**	**12,805.1**

Premium income for the first nine months of 2005 is presented on the basis of accounts prepared in accordance with IFRS. The principal differences arising from the changeover are as follows:

- **Inflows to IAS 39 investment contracts** are no longer booked as premium income but as deposits on the balance sheet. **The impact on premium income for the first nine months of 2004 is €-94.7mn.**
  In the **first nine months of 2005, inflows to IAS 39 contracts totalled €111mn.** They related principally to **life insurance outside France. This amount represented 0.8% of the AGF Group's premium income.**
- Premium income from foreign countries is booked under IFRS standards using an **average exchange rate** for the period rather than the end-of-period rate. **The impact on premium income for the first nine months of 2004 is €-1.5mn.**
- **Net Banking Income** rather than Gross Banking Income is used as the indicator of the volume of the banking business consolidated by an insurance company. **The impact of this change on Total Revenue for the first nine months of 2004 is €-172.8mn (excl. Eurofactor).**
  Net banking income has not been adjusted for commissions received by the Group's asset management companies on the management of mutual funds consolidated using the "fair value option".

Conversion of premium income for the first nine months of 2004 from published to proforma basis

in millions of euros		Insurance activities			Banking activities	Other businesses	TOTAL
		Premiums written	Other services	Premium income	Net banking income	Premiums written	
Premium income (unadjusted) for the first nine months of 2004	**A**	**12 438,3**	**278,1**	**12 716,4**	**407,0**	**22,8**	**13 146,2**
Impact of average exchange rate	B	(1,5)		(1,5)			(1,5)
Change from gross to net banking income excluding Eurofactor	B				(172,8)		(172,8)
Impact of IAS 39	B	(94,7)		(94,7)			(94,7)
Premium income (IFRS) for the first nine months of 2004	**A+B**	**12 342,1**	**278,1**	**12 620,2**	**234,2**	**22,8**	**12 877,2**
Correction to other income at Hermes Japon			0,4	0,4			0,4
Correction to other income at Cobac (Belgium)			0,2	0,2			0,2
Consolidation of Towarzystwo by Hermes (Poland) on 31 December 2004		7,4		7,4			7,4
Acquisition of Martin Maurel Vie on 31 December 2004		20,2		20,2			20,2
Acquisition of Avip on 31 Decembre 2004		164,7		164,7			164,7
Impact of IAS 39 on AVIP		(18,3)		(18,3)			(18,3)
Sale of AGF Az Chile Generales on 19 August 2004		(27,6)		(27,6)			(27,6)
Sale of Colseguros vida portfolio (EPS) on 1 January 2004		0,2		0,2			0,2
Sale of ZA Verzeringen (Netherlands) on 12 November 2004		(14,9)		(14,9)			(14,9)
Sale of Eurofactor on 31 December 2004					(72,1)		(72,1)
Total change in scope of consolidation	**C**	**131,7**	**0,6**	**132,3**	**(72,1)**		**60,2**
Proforma premium income for the first nine months of 2004	**A+B+C**	**12 473,8**	**278,7**	**12 752,5**	**162,1**	**22,8**	**12 937,4**